

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

April 4, 2007

Mr. Luis Sas
Chief Financial Officer
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd Floor
(C1084ABA) Buenos Aires, Argentina

> **Re: Petrobras Energía Participaciones S.A.
> Form 20-F for the Fiscal Year Ended December 31, 2005
> Filed March 1, 2006
> File No. 000-15152**
>
> **Response Dated March 2, 2007**

Dear Mr. Sas:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 21. Summary of significant differences between accounting principles followed by the Company and US GAAP, page F-57

1.   We note that you have aggregated US GAAP adjustments specified in notes (n) through (q) of Note 21 in your reconciliations of net income and shareholders equity to US GAAP. In future filings, please expand your narrative explanations to disclose the monetary impact of the aggregated adjustments. In addition, please ensure note (n) addresses the disclosure requirements of FIN 45, paragraphs 13 through 16 of U.S. GAAP.

Engineering Comments

Risk Factors, page 7

2.   We have reviewed your response to comment five of our letter dated February 2, 2007. The first paragraph of the text you proposed to include in future filings states that GCA's audit examination included those tests, procedures and adjustments considered necessary by them. In future filings, please fully describe the nature and extent of those "tests, procedures and adjustments" included in the GCA audit. In addition, the second paragraph of your proposed text refers to "generally accepted petroleum engineering and evaluation principles." Please direct us to where we may find these defined. To the extent the generally accepted petroleum engineering and evaluation principles are not defined, remove this reference from your proposed language in future filings.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: via facsimile
        Francisco Cestero
        Cleary, Gottlieb, Steen & Hamilton
        (212) 225-3999